APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Lochiel Brewing

## PROFIT AND LOSS

### January - December 2019

|  | TOTAL |
|---|---:|
| Income | |
|   Contract Income (Brews and Consulting) | 144,211.57 |
|   Sales Of Product Income | 149,397.04 |
|   Unapplied Cash Payment Income | 0.00 |
| **Total Income** | **$293,608.61** |
| Cost of Goods Sold | |
|   Cost Of Goods Sold | 86.78 |
|    Ingredients | 579.40 |
|    Sellable Goods | 3,339.69 |
|   **Total Cost Of Goods Sold** | **4,005.87** |
|   Supplies & Materials - COGS | 943.46 |
| **Total Cost of Goods Sold** | **$4,949.33** |
| GROSS PROFIT | **$288,659.28** |
| Expenses | |
|   Auto Expenses | 3,592.92 |
|   Bank Charges | 2,369.12 |
|   Dues & Subscriptions | 6,845.01 |
|   Equipment Lease | 0.00 |
|    Keg Lease | 10,451.52 |
|   **Total Equipment Lease** | **10,451.52** |
|   Equipment Parts | 7,680.60 |
|   Infrastructure Expense | 4,488.48 |
|   Insurance | 422.83 |
|   Insurance - Disability | 160.00 |
|   Insurance - Liability | 3,643.18 |
|   Job Materials | 2,550.44 |
|   Legal & Professional Fees | 1,311.44 |
|   Meals and Entertainment | 11,504.73 |
|   Office Expenses | 1,162.16 |
|   Owner Compensation Payments | 121,413.53 |
|   Payroll Expenses | 0.00 |
|    Taxes | 3,560.11 |
|    Wages | 38,054.63 |
|   **Total Payroll Expenses** | **41,614.74** |
|   Promotional | 3,915.79 |
|   Rent or Lease | 40,382.79 |
|   Shipping and delivery expense | 99.13 |
|   State Sales Tax Payable | -19.21 |
|   Storage Services | 1,694.39 |
|   Supplies | 2,101.95 |
|   Taxes & Licenses | 120.00 |

# Lochiel Brewing

## PROFIT AND LOSS
### January - December 2019

|  | TOTAL |
|---|---:|
| Travel | 5,394.27 |
|   Travel Meals | 1,089.62 |
| **Total Travel** | **6,483.89** |
| Utilities | 19,558.86 |
| **Total Expenses** | **$293,548.29** |
| NET OPERATING INCOME | **$ -4,889.01** |
| Other Income |  |
|   Other Ordinary Income | 0.05 |
| **Total Other Income** | **$0.05** |
| NET OTHER INCOME | **$0.05** |
| NET INCOME | **$ -4,888.96** |

# Lochiel Brewing

## BALANCE SHEET

### As of December 31, 2019

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Bill Payments Acct | 106.26 |
| General Use Acct | 43.06 |
| Operating Acccount | 73.46 |
| Rent-Payroll | 777.05 |
| Secondary Supplement Account | 25.00 |
| **Total Bank Accounts** | **$1,024.83** |
| Other Current Assets | |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$1,024.83** |
| Fixed Assets | |
| Machinery & Equipment | 0.00 |
| 10bbl Brewhouse | 47,800.00 |
| 15bbl beer brite tanks | 16,700.00 |
| 15bbl Fermenter | 16,700.00 |
| 7bbl Beer Brite Tanks | 10,900.00 |
| 7bbl Fermenters | 32,700.00 |
| Brewhouse Controller | 44,700.00 |
| Cold Room | 11,750.00 |
| Compressor | 480.00 |
| Dixie Canner | 7,600.00 |
| Furniture & Fixtures | 4,670.00 |
| Half Kegs | 10,560.00 |
| Hot Water Heating System | 4,730.00 |
| Keg Washer | 9,700.00 |
| Sixth Kegs | 19,800.00 |
| Whaley Chilling System | 46,750.00 |
| Yale Forklift | 5,700.00 |
| **Total Machinery & Equipment** | **291,240.00** |
| **Total Fixed Assets** | **$291,240.00** |
| **TOTAL ASSETS** | **$292,264.83** |

# Lochiel Brewing

## BALANCE SHEET

### As of December 31, 2019

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Business Credit Card | 4,702.35 |
| **Total Credit Cards** | **$4,702.35** |
| Other Current Liabilities | |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities | 0.00 |
| AZ Income Tax | 17.32 |
| AZ Unemployment Tax | 51.28 |
| Federal Taxes (941/944) | 137.38 |
| Federal Unemployment (940) | 149.75 |
| **Total Payroll Liabilities** | **355.73** |
| **Total Other Current Liabilities** | **$355.73** |
| **Total Current Liabilities** | **$5,058.08** |
| **Total Liabilities** | **$5,058.08** |
| Equity | |
| Opening Balance Equity | 349,998.72 |
| Retained Earnings | -57,903.01 |
| Net Income | -4,888.96 |
| **Total Equity** | **$287,206.75** |
| **TOTAL LIABILITIES AND EQUITY** | **$292,264.83** |

# Lochiel Brewing

## STATEMENT OF CASH FLOWS

### January - December 2019

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -4,888.96 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable | 0.00 |
| Business Credit Card | 2,312.50 |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities:AZ Income Tax | -10.34 |
| Payroll Liabilities:AZ Unemployment Tax | -17.63 |
| Payroll Liabilities:Federal Taxes (941/944) | -108.53 |
| Payroll Liabilities:Federal Unemployment (940) | 50.92 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **2,226.92** |
| **Net cash provided by operating activities** | **$ -2,662.04** |
| **INVESTING ACTIVITIES** | |
| Machinery & Equipment:15bbl beer brite tanks | -16,700.00 |
| Machinery & Equipment:Hot Water Heating System | -4,730.00 |
| **Net cash provided by investing activities** | **$ -21,430.00** |
| **FINANCING ACTIVITIES** | |
| Opening Balance Equity | 21,430.00 |
| **Net cash provided by financing activities** | **$21,430.00** |
| **NET CASH INCREASE FOR PERIOD** | **$ -2,662.04** |
| Cash at beginning of period | 3,686.87 |
| **CASH AT END OF PERIOD** | **$1,024.83** |

# Lochiel Brewing

## PROFIT AND LOSS
### January - December 2018

| | TOTAL |
|---|---:|
| **Income** | |
| Contract Income (Brews and Consulting) | 151,037.41 |
| Sales Of Product Income | 120,090.27 |
| Keg Deposits | -120.00 |
| **Total Sales Of Product Income** | **119,970.27** |
| Unapplied Cash Payment Income | 0.00 |
| **Total Income** | **$271,007.68** |
| **Cost of Goods Sold** | |
| Cost Of Goods Sold | 0.00 |
| Gasses | 423.58 |
| Ingredients | 9,302.57 |
| Sellable Goods | 5,388.12 |
| **Total Cost Of Goods Sold** | **15,114.27** |
| Supplies & Materials - COGS | 400.06 |
| **Total Cost of Goods Sold** | **$15,514.33** |
| **GROSS PROFIT** | **$255,493.35** |
| **Expenses** | |
| Auto Expenses | 3,680.48 |
| Bank Charges | 934.34 |
| Dues & Subscriptions | 9,056.01 |
| Employee Allowances | 369.23 |
| Equipment Lease | 1,597.88 |
| Keg Lease | 6,362.64 |
| **Total Equipment Lease** | **7,960.52** |
| Equipment Parts | 7,551.09 |
| Infrastructure Expense | 9,263.82 |
| Insurance | 370.54 |
| Insurance - Liability | 8,350.13 |
| Job Materials | 7,923.73 |
| Legal & Professional Fees | 219.95 |
| Meals and Entertainment | 13,576.63 |
| Office Expenses | 6,895.75 |
| Other General and Admin Expenses | 378.88 |
| Owner Compensation Payments | 44,554.11 |
| Payroll Expenses | 0.00 |
| Taxes | 3,611.89 |
| Wages | 42,432.40 |
| **Total Payroll Expenses** | **46,044.29** |
| Promotional | 5,356.73 |
| Reimbursements | 2,399.80 |

# Lochiel Brewing

## PROFIT AND LOSS

January - December 2018

|  | TOTAL |
|---|---|
| Rent or Lease | 33,621.51 |
| Repair & Maintenance | 922.39 |
| Shipping and delivery expense | 2,901.68 |
| State Sales Tax Payable | 4,885.80 |
| Storage Services | 691.23 |
| Supplies | 1,283.64 |
| Taxes & Licenses | 417.00 |
| Travel | 14,956.42 |
| Travel Meals | 496.68 |
| **Total Travel** | **15,453.10** |
| Utilities | 21,685.58 |
| **Total Expenses** | **$256,747.96** |
| NET OPERATING INCOME | **$ -1,254.61** |
| Other Income | |
| Other Ordinary Income | 1.58 |
| **Total Other Income** | **$1.58** |
| NET OTHER INCOME | **$1.58** |
| NET INCOME | **$ -1,253.03** |

# Lochiel Brewing

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Bill Payments Acct | 102.28 |
| General Use Acct | 93.74 |
| Operating Acccount | 3,477.84 |
| Rent-Payroll Acct | -12.00 |
| Secondary Supplement Account | 25.01 |
| **Total Bank Accounts** | **$3,686.87** |
| Other Current Assets | |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$3,686.87** |
| Fixed Assets | |
| Machinery & Equipment | 0.00 |
| 10bbl Brewhouse | 47,800.00 |
| 15bbl Fermenter | 16,700.00 |
| 7bbl Beer Brite Tanks | 10,900.00 |
| 7bbl Fermenters | 32,700.00 |
| Brewhouse Controller | 44,700.00 |
| Cold Room | 11,750.00 |
| Compressor | 480.00 |
| Dixie Canner | 7,600.00 |
| Furniture & Fixtures | 4,670.00 |
| Half Kegs | 10,560.00 |
| Keg Washer | 9,700.00 |
| Sixth Kegs | 19,800.00 |
| Whaley Chilling System | 46,750.00 |
| Yale Forklift | 5,700.00 |
| **Total Machinery & Equipment** | **269,810.00** |
| **Total Fixed Assets** | **$269,810.00** |
| **TOTAL ASSETS** | **$273,496.87** |

# Lochiel Brewing

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Credit Cards |  |
| Business Credit Card | 2,389.85 |
| **Total Credit Cards** | **$2,389.85** |
| Other Current Liabilities |  |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities | 0.00 |
| AZ Income Tax | 27.66 |
| AZ Unemployment Tax | 68.91 |
| Federal Taxes (941/944) | 245.91 |
| Federal Unemployment (940) | 98.83 |
| **Total Payroll Liabilities** | **441.31** |
| **Total Other Current Liabilities** | **$441.31** |
| **Total Current Liabilities** | **$2,831.16** |
| **Total Liabilities** | **$2,831.16** |
| Equity |  |
| Opening Balance Equity | 328,568.72 |
| Retained Earnings | -56,649.98 |
| Net Income | -1,253.03 |
| **Total Equity** | **$270,665.71** |
| **TOTAL LIABILITIES AND EQUITY** | **$273,496.87** |

# Lochiel Brewing

## STATEMENT OF CASH FLOWS
### January - December 2018

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -1,759.03 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable | 506.00 |
| Allowance for Bad Debts (deleted) | 60.00 |
| Business Credit Card | 1,198.52 |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities:AZ Income Tax | 0.31 |
| Payroll Liabilities:AZ Unemployment Tax | -151.71 |
| Payroll Liabilities:Federal Taxes (941/944) | -29.84 |
| Payroll Liabilities:Federal Unemployment (940) | -62.90 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **1,520.38** |
| **Net cash provided by operating activities** | **$ -238.65** |
| FINANCING ACTIVITIES |  |
| Opening Balance Equity | -60.00 |
| **Net cash provided by financing activities** | **$ -60.00** |
| NET CASH INCREASE FOR PERIOD | **$ -298.65** |
| Cash at beginning of period | 3,985.52 |
| CASH AT END OF PERIOD | **$3,686.87** |

I, Ian Park Cameron, certify that:

1. The financial statements of LOCHIEL BREWING LLC included in this Form are true and complete in all material respects; and
2. The tax return information of LOCHIEL BREWING LLC included in this Form reflects accurately the information reported on the tax return for LOCHIEL BREWING LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature     _____

Name:     Ian Park Cameron

Title:     Owner